SCHEDULE For 2003, the level of Bonus receivable will be calculated in accordance with the following matrix:
	Maximum Performance	On-Target Performance

	% of salary	% of salary

Profit Before Tax*	21%	10.5%

Net Cash Flow*	21%	10.5%

Personal Targets	18%	9%

TOTAL	60%	30%

* See “Corporate Targets” below

1. Corporate Targets

For 2003, the Corporate Targets have been set as follows:

	Maximum Performance	On-Target Performance

Profit Before Tax	Annual Plan + £100m	Annual Plan

Net Cash Flow	Annual Plan + £100m	Annual Plan

2. Personal Targets

As set out in the accompanying letter provided to each participant.